Exhibit 12.1

Kennedy-Wilson Holdings, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
		Year Ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006

Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees:
Income (loss) before (provision for) benefit from income taxes	$3,427,000	$10,212,000	$(13,618,000)	$1,272,000	$13,421,000	$11,104,000
Equity in earnings from real estate ventures	(7,807,000)	(10,548,000)	(8,019,000)	(10,097,000)	(27,433,000)	(14,689,000)

	(4,380,000)	(336,000)	(21,637,000)	(8,825,000)	(14,012,000)	(3,585,000)
Adjustments:
Fixed charges	8,875,000	9,412,000	14,751,000	10,781,000	6,400,000	4,424,000
Distributions from equity investees - operating	2,545,000	5,931,000	514,000	294,000	885,000	45,000
Interest capitalized	(511,000)	(790,000)	—	(999,000)	(519,000)	(509,000)

Total earnings	$6,529,000	$14,217,000	$(6,372,000)	$1,251,000	$(7,246,000)	$375,000

Fixed charges:
Interest
Expensed	7,757,000	7,634,000	13,174,000	8,596,000	5,090,000	3,183,000
Capitalized	511,000	790,000	—	999,000	519,000	509,000
Amortization related to indebtedness	299,000	262,000	917,000	658,000	296,000	237,000
Estimated interest within rental expense	308,000	726,000	660,000	528,000	495,000	495,000

Total fixed charges	$8,875,000	$9,412,000	$14,751,000	$10,781,000	$6,400,000	$4,424,000

Ratio of earnings to fixed charges	0.74	1.51	N/A	0.12	N/A	0.08

Amount of deficiency	$2,346,000	N/A	$21,123,000	$9,530,000	$13,646,000	$4,049,000